Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

 For more information,
please see Kinross’ 2011 second quarter
Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE
Kinross reports 2011 second quarter results
Record production, revenue and margins; adjusted operating cash flow5 up 46%
Adjusted net earnings1, 5 more than double
Tasiast drill results increase resource size and confidence, suggest significant new opportunities

Toronto, Ontario – August 10, 2011 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the second quarter ended June 30, 2011.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 11 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Highlights

●
Production2 in the second quarter of 2011 was a record 676,245 gold equivalent ounces, a 26% increase over Q2 2010. The Company remains on track to produce 2.6 – 2.7 million attributable gold equivalent ounces in 2011.

●
Revenue for the quarter was $987.8 million, compared with $696.6 million in the second quarter of 2010, an increase of 42%, with an average realized gold price of $1,449 per ounce sold compared with $1,158 per ounce sold in Q2 2010.

●
Production cost of sales per gold equivalent ounce3 was $576 for Q2, compared with $494 for Q2 2010.  The full-year production cost of sales per ounce forecast is expected to be toward the lower end of the previously-stated guidance range of $565 – 610. Production cost of sales per gold ounce on a by-product basis was $513 in Q2, compared with $456 in Q2 2010.

●	Kinross’ attributable margin per ounce sold4 was $873 in Q2, compared with $664 in Q2 2010, an increase of 31%.

●	Adjusted operating cash flow5 for Q2 was $413.1 million, a 46% increase over Q2 2010. Adjusted operating cash flow per share was $0.36 in Q2, versus $0.40 for Q2 2010.

●
Adjusted net earnings1,5 more than doubled to $226.5 million, compared with $111.4 million in Q2 2010. Adjusted net earnings per share were $0.20 in Q2, versus $0.16 per share for Q2 2010. Reported net earnings1 were $247.4 million, or $0.22 per share in Q2, compared with $110.4 million, or $0.16 per share, for Q2 2010.

●
Drilling at Tasiast has upgraded 6.4 million gold ounces of inferred resource to measured and indicated mineral resource categories, and added approximately 2.9 million gold ounces to the total mineral resource inventory. Recent drill results from within the West Branch and Piment zones also indicate significant new opportunities beyond those incorporated in the initial project scoping study, including potential for supplemental heap leach production and a potential new zone of mineralization that, if fully delineated, may result in an expansion to the proposed pit.

●
The Company is extending its Tasiast feasibility study to analyze and incorporate this new drill data into the project scope, while exploring infrastructure development options to reduce project capital costs, which have been subject to industry-wide cost pressures.  The feasibility study extension is not expected to impact the project’s development schedule, which remains as previously disclosed, with construction expected to commence mid-2012 and production start-up targeted for early 2014.

●
Kinross’ other growth projects remain on track. At Fruta del Norte (FDN), the underground exploration decline is advancing on schedule and negotiations with the Ecuadorian government for an exploitation contract continue. At Lobo-Marte, approximately 70% of the 20,000 metre drilling is now complete and the feasibility study remains on schedule. At Dvoinoye, development of the exploration decline and the construction of surface facilities are advancing as planned. At Paracatu, the third ball mill was successfully commissioned and construction of the fourth ball mill is proceeding as planned.

●
Recent exploration results have been highly encouraging, including positive results at Pompeya and Purén West  at La Coipa; continued positive results at Valy (Lobo-Marte); and indications of deep mineralization beneath the Obra pit at Chirano.

●	Kinross has received binding commitments for a $200 million non-recourse loan further to the previously-announced financing in connection with increasing the Company’s ownership of Kupol to 100%.

●
The Board of Directors declared a dividend of $0.06 per share payable on September 30, 2011 to shareholders of record at the close of business on September 23, 2011, a 20% increase from the previous dividend paid on March 31, 2011.

1 “Net earnings” figures in this release represent “net earnings attributed to common shareholders”.
2 Unless otherwise stated, production figures in this release are based on Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and 90% of Chirano production.
3 “Production cost of sales per gold equivalent ounce” is a non-GAAP measure defined as production costs per the financial statements divided by the attributable number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party shareholder (75% up to April 27, 2011) and Chirano sales to a 10% minority interest holder. Production cost is equivalent to total cost of sales (per the financial statements), less depreciation, depletion and amortization, and is generally consistent with cost of sales as reported under Canadian GAAP prior to the adaption of IFRS.
4 “Attributable margin per ounce sold” is a non-GAAP measure and defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold”.
5 Reconciliation of non-GAAP measures is located on page 13 of this news release.

p. 1 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO Commentary
Tye Burt, President and CEO, made the following comments in relation to second quarter 2011 results:

“Solid performance from our operations – notably Kupol, Maricunga, and Fort Knox – helped Kinross to deliver record production, revenue, and margins in the second quarter amid continuing strong gold prices. Despite industry-wide cost pressures, our second quarter cost of sales remained at the low end of our guidance range.

“We continue to believe that Tasiast is one of the world’s great gold projects and a long-term foundation asset for Kinross. Our drilling campaign at Tasiast is yielding exciting results which not only increase our confidence in the resource, but suggest significant new opportunities and potential project expansions which warrant further study. We continue to make good progress advancing our other growth projects at Dvoinoye, Fruta del Norte, and Lobo-Marte, though like the rest of the industry, we are experiencing pressure on capital costs. Meanwhile, our strategic focus on building a high-quality exploration pipeline is delivering highly encouraging results at a number of targets across the company.

“We have decided to increase our dividend by 20%, reflecting our confidence in the long-term prospects for the gold price and in our industry-leading growth profile.”

Financial results

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in millions, except per share and per ounce amounts)	2011	2010(i)	2011	2010(i)
Total(a) gold equivalent ounces(b) - produced	696,631	585,027	1,397,110	1,177,391
Total gold equivalent ounces - sold	704,447	603,376	1,423,024	1,222,122

Attributable(c) gold equivalent ounces - produced	676,245	538,270	1,319,102	1,082,404
Attributable(c) gold equivalent ounces - sold	685,823	551,958	1,346,611	1,119,056

Metal sales	$987.8	$696.6	$1,924.8	$1,354.2
Production cost of sales(d)	$402.6	$288.4	$784.2	$563.2
Depreciation, depletion and amortization	$149.9	$116.9	$303.0	$247.5
Operating earnings	$358.0	$239.6	$688.9	$450.3
Net earnings attributed to common shareholders	$247.4	$110.4	$497.5	$291.7
Basic earnings per share	$0.22	$0.16	$0.44	$0.42
Diluted earnings per share	$0.22	$0.16	$0.44	$0.42
Adjusted net earnings attributed to common shareholders (e)	$226.5	$111.4	$401.8	$211.1
Adjusted net earnings per share (e)	$0.20	$0.16	$0.35	$0.30
Cash flow provided from operating activities	$361.3	$229.9	$696.4	$458.6
Adjusted operating cash flow (e)	$413.1	$282.5	$809.8	$521.0
Adjusted operating cash flow per share (e)	$0.36	$0.40	$0.71	$0.75
Average realized gold price per ounce	$1,449	$1,158	$1,388	$1,111
Consolidated production cost of sales per equivalent ounce sold (f)	$572	$478	$551	$461
Attributable(c) production cost of sales per equivalent ounce sold (g)	$576	$494	$560	$475
Attributable production cost of sales per ounce sold on a by-
product basis (h)	$513	$456	$493	$434

(a)	“Total” includes 100% of Kupol and Chirano production.
(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2011 was 39.67:1, compared with 65.31:1 for the second quarter of 2010 and for the first six months of 2011 was 41.47:1, compared with 65.49:1 for the first six months of 2010.

(c)	“Attributable” includes Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.
(d)
“Production cost of sales” is equivalent to “ Total cost of sales” per the consolidated financial statements less “depreciation, depletion and amortization”, and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(e)
“Adjusted net earnings attributed to common shareholders”, “ Adjusted net earnings per share”, “Adjusted operating cash flow” and “ Adjusted operating cash flow per share” are non-GAAP measures. The reconciliation of these non-GAAP financial measures is located in this news release.

(f)
“Consolidated production cost of sales per ounce” is a non-GAAP measure and is defined as production costs as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.

(g)	“Attributable production cost of sales per ounce” is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.
(h)
“Attributable production cost of sales per ounce on a by-product basis” is a non-GAAP measure and is defined as production costs as per the consolidated financial statements less attributable(c) silver revenue divided by the total number of attributable(c) gold ounces sold.

(i)	Prior quarter figures have been restated to conform to IFRS.

p. 2 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kinross produced 676,245 attributable gold equivalent ounces in the second quarter of 2011, a 26% increase over the second quarter of 2010, mainly due to additional production from Kupol, as the Company increased its ownership to 100% on April 27, 2011, and from the West Africa operations, which the Company acquired on September 17, 2010.

Production cost of sales per gold equivalent ounce was $576 compared with $494 for the second quarter of 2010, an increase of 17%, mainly due to increases in labour costs, diesel and power costs, and royalties. Production cost of sales per ounce for the full year are expected to be toward the lower end of the previously-stated guidance range of $565 – 610. Production cost of sales per gold ounce on a by-product basis was $513 in the second quarter of 2011, compared with $456 in Q2 2010, and based on Q2 2011 attributable gold sales of 606,896 ounces and attributable silver sales of 3,147,457 ounces.

Revenue from metal sales was a record $987.8 million in the second quarter of 2011, versus $696.6 million during the same period in 2010, an increase of 42%, due to an increase in total ounces produced and a higher average realized gold price. The average realized gold price was $1,449 per ounce in Q2, compared with $1,158 per ounce for Q2 2010, an increase of 25%.

Kinross’ margin per gold equivalent ounce sold was a record $873 for the quarter, an increase of 31% compared with the second quarter of 2010, due mainly to a higher realized gold price.

Adjusted operating cash flow5 was $413.1 million for the quarter, or $0.36 per share, compared with $282.5 million, or $0.40 per share, for Q2 2010. Cash and cash equivalents were $1,080.3 million as at June 30, 2011, compared with $1,466.6 million as at December 31, 2010.

Adjusted net earnings1, 5  were $226.5 million, or $0.20 per share for Q2 2011, compared with $111.4 million, or $0.16 per share, for Q2 2010.

Reported net earnings1 were $247.4 million, or $0.22 per share, for Q2 2011, compared with $110.4 million, or $0.16 per share, for Q2 2010.

Capital expenditures were $415.6 million for Q2 2011, compared with $120.5 million for the same period last year, an increase due mainly to project-related expenditures at Tasiast, Chirano, Paracatu, and Maricunga.

Further to Kinross’ previously announced financing in connection with the increase in its ownership of Kupol to 100%, the Company has now received binding commitments for the $200 million non-recourse loan from a group of international financial institutions. The commitments are subject to completion of customary due diligence and conditions precedent to closing. Closing is expected to occur in 2011.

Operating results

Mine-by-mine summaries of second quarter 2011 operating results may be found on pages 15 and 19 of this news release. Highlights include the following:

●
North America: Operations in North America had a strong second quarter, largely attributable to a year-over-year increase in tonnes processed, despite the expected reduction in grades at all three mines. In addition, Fort Knox benefitted from earlier stacking onto the heap leach.

●
Russia: Performance at Kupol continued to be strong in the second quarter. Year-over-year production increased by 21%, largely as a result of Kinross’ increase in ownership to 100% on April 27, 2011, and more tonnes processed. An expected decline in gold grade was offset by a more favourable gold/silver ratio due to higher silver prices and strong silver recovery levels. Silver accounted for approximately 23% of Kupol gold equivalent production in the quarter.

p. 3 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

●
South America: The region’s production was higher in Q2 2011 compared with the same period last year mainly due to significant production increases of 63% at Maricunga and 45% at La Coipa. Higher processing levels at both sites, along with strong silver production at La Coipa and improved heap leach performance at Maricunga were the main drivers of the production increase. At Paracatu, production was less than the second quarter of the previous year mainly due to mine sequencing, maintenance and lower throughput due to a period of processing harder ore. However, tonnes processed increased compared to the previous quarter. The Company expects Paracatu’s production to improve in the second half of the year, as the third ball mill reached full capacity in June.

●
West Africa: Production was lower than the previous quarter, mainly due to expected lower grades at both Tasiast and Chirano. Grades are expected to improve at both operations in the third quarter. Tonnes mined at Tasiast in the second quarter increased by approximately 55% over the first quarter of 2011, and tonnages are expected to continue to increase through the remainder of the year as mining activity continues to ramp up as part of the expansion project.

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 11 of this news release.

Growth projects at sites

Tasiast expansion project

The Company continued its aggressive drilling program at Tasiast in the first half of 2011, gathering a large amount of new drill data beyond that incorporated in the initial project scoping study. Results from the drilling program continue to be very encouraging, increasing geological confidence in the mineral resource estimate, adding to the size of the overall mineral resource estimate, and indicating the potential for additional areas of mineralization beyond those incorporated in the initial project mine plan.

Based on recent drill results and other emerging opportunities, outlined below, Kinross believes there is significant potential to optimize the project and enhance overall economics in a number of key areas. In order to allow proper analysis of these emerging opportunities, and to potentially incorporate them into an optimized project configuration, work on the feasibility study will be extended until the end of the first quarter of 2012. However, this extension is not expected to impact the project’s overall development schedule, with construction expected to commence mid-2012 and production start-up targeted for early 2014.

Twenty-three core holes have been drilled outside the current mineral resource area included in the Tasiast mineral resource update as of June 30, 2011 (see Appendix 1 of this news release for detailed summary). Seventeen holes were completed under the Piment area targeting new greenschist-style mineralization and six holes were completed down plunge of mineralization at West Branch. Results have been received for six of the 23 holes. Detailed descriptions of these results may be found in the Exploration update and Appendix 2 of this news release. Results of infill drilling incorporated in the updated mineral resource estimation are not included, nor are results from the latest phases of district drilling north and south of the mine, which were incomplete at the time of preparation of this news release.

Key project highlights are as follows:

Mineral resource update: Infill exploration drilling of greenschist mineralisation at West Branch has significantly increased both the geological confidence and overall size of the mineral resource estimate. Compared to year-end 2010, approximately 6.4 million gold ounces have been upgraded from inferred to measured and indicated categories of mineral resource. Measured and indicated mineral resources now total approximately 9.1 million ounces, a more than fourfold increase since year-end 2010. In addition, approximately 2.9 million gold ounces have been added to the total mineral resource estimates (comprising proven and probable mineral reserves, measured and indicated mineral resources, and inferred mineral resources), an increase of 16% in total mineral resources and reserves since year-end 2010. The extension of the feasibility study will allow incorporation of additional drill results into the project model and economics. A comparison of changes in the Tasiast mineral reserve and mineral resource estimate from December 31, 20106 to June 30, 2011, is summarized below:

6 For more information regarding Kinross’ mineral reserve and mineral resources, please refer to Kinross’ Annual Mineral Reserve and Mineral Resource Statement as at December 31, 2010, contained in the news release dated February 16, 2011, available on our website at www.kinross.com.

p. 4 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Category	December 2010			June 2011
	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Proven and Probable Mineral Reserve	128,916	1.82	7,563	128,916	1.82	7,563
Measured and Indicated Mineral Resource	96,334	0.67	2,088	237,300	1.19	9,050
Inferred Mineral Resource	182,805	1.47	8,615	218,903	0.65	4,590

Please refer to the Mineral Reserve and Mineral Resource table and corresponding notes located in Appendix 1 at the end of this news release.

Potential Piment orebody extensions and mine plan expansion: Encouraging results from drill holes beneath the Piment zone indicate the potential for additional mineralization that, if fully delineated, may result in a larger orebody than previously considered. This could provide justification to expand the existing mine plan and pit model. These results warrant further analysis and consideration in the project feasibility study.

Potential heap leach opportunity at West Branch: In addition to the higher grade greenschist mill ore contained in the West Branch mine plan of the project scoping study, recent drilling has confirmed the presence of lower grade sulphide mineralisation enveloping the main West Branch orebody in the existing pit model which may be amenable to crushing and heap leaching. If so, this would potentially improve the strip ratio and project economics by converting material previously considered waste rock into ore. The potential for a supplemental heap leach facility is now being studied as part of the project feasibility study.

Potential deep extension of West Branch orebody: Encouraging results from holes beneath the existing West Branch pit model confirm the potential for an extension to the higher grade greenschist mineral resource.

Drilling encounters further mineralization at targets north and south of the mine: Completion of the next phase of drilling in the Tasiast Sud area 10 kilometres south of the mine yielded further encouraging results at the C69 and Charlize targets. Additional work is required to fully understand the significance of the new data and the Company is planning more drilling to evaluate mineral resource potential at both targets. Drilling continued at C67 (5 kilometres north of Tasiast) during the quarter; however, assay results were not available at the time of preparation of this news release.

Infrastructure opportunities: The Company is exploring new opportunities to optimize Tasiast project economics through infrastructure development options, which will require further detailed analysis as part of the project feasibility study. These include potential strategic partnerships with third parties to supply either natural gas or liquefied natural gas (LNG) to generate power for the mine site. The natural gas options are potentially more attractive than the on-site Heavy Fuel Oil (HFO) option contemplated in the project scoping study, both in terms of initial project capital and ongoing operating costs.

Project cost update:  The Company expects upward pressure on capital and operating costs similar to those being experienced in the current economic environment by the mining industry globally. These are due primarily to increased labour, equipment and commodity costs. Based on a preliminary analysis, the Company currently expects higher capital expenditures of $500 million to $1 billion above the original aggregate estimate of approximately $2.7 billion (comprising $2.2 billion in initial capital and contingency, and $500 million in additional fleet purchases) in the project scoping study. Subject to further study and analysis, Kinross believes there is the potential to offset a significant portion of additional capital and operating costs by pursuing the natural gas options described above. The Company will provide a more detailed estimate of project expenditures as part of the project feasibility study.

p. 5 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Process plant development: Basic and detailed engineering has commenced on the 60,000 tpd process plant and associated process infrastructure facilities, which are expected to bring total capacity up to 68,600 tpd. As outlined in the fourth quarter 2010 news release, the proposed expansion plant is a conventional gold cyanidation plant, consisting of primary crushing, grinding, gravity separation, carbon-in-leach cyanidation and cyanide destruction, with a design throughput of approximately 60,000 tonnes per day. The expected capital cost of the plant is approximately $500 million. It is anticipated that construction will begin in the first half of 2012. In addition to mills and crushers that have already been acquired, purchasing of equipment is ongoing.

Procurement and capital spending: As of the end of July, the Company had placed orders for processing and mine equipment including one 40-foot SAG mill; two 27-foot ball mills; a 16 MW power plant; 38 Caterpillar 793 haul trucks (which are expected to bring the site complement up to 50 haul trucks by 2013, the fleet required for the first phase of mining and stripping in the expansion project); five hydraulic shovels; and, eight track dozers and three wheel dozers. Capital commitments to the end of July for mining, processing and power generation equipment total $515 million ($418 million as at June 30, 2011), with commitments expected to be approximately $1.0 billion by year-end. Total actual spending by year-end is expected to be approximately $400 million. This includes expected advance payments to suppliers of approximately $190 million for the full year, compared with the earlier forecast of approximately $130 million in advance payments to suppliers.

Permitting: Permitting in support of the expansion project is proceeding on schedule. Environmental Impact Notices (EINs) for initial on-site improvements have been approved by the Mauritanian government authorities. The Phase 1 Environmental Impact Assessment (EIA) for on-site improvements has been submitted to government authorities for their review.

Progress on associated project activities: Work continues on other aspects of the expansion project and upgrades to the Tasiast operation, including the following:
●
Camp capacity is being expanded, with 390 beds already completed this year, and an additional 720 beds to be completed by year-end, which is expected to bring total camp capacity to approximately 2,400.

●
Construction of the Piment and West Branch dump leach facility is approximately 50% complete as of the end of July.  The dump leach will include five cells, with commissioning of the first cell expected late in the third quarter of 2011.

●
Construction of a new ADR (Adsorption, Desorption and Refining) plant to treat gold solution from the Piment and West Branch dump leach facility was approximately 74% complete as of the end of July. The plant is scheduled for commissioning in the fourth quarter of 2011.

●
The Company has identified a preferred supplier for its mining fleet maintenance and replacement parts, and the training of maintenance mechanics at Tasiast, and is in discussions regarding the potential terms of such an arrangement.

●	The majority of the Tasiast project team has been recruited, including an experienced Project Director, four Area Managers, and associated support staff.

Dvoinoye

Key project development activities for 2011 at Dvoinoye are proceeding on schedule. The feasibility study remains on schedule for completion in the first quarter of 2012. Processing of Dvoinoye ore at Kupol remains on target to commence in the second half of 2013.

Exploration and engineering drilling continued throughout the quarter to define further mineral reserves and mineral resources, with 24,900 metres of drilling completed as of the end of the second quarter.  Drilling will commence on the surrounding Vodorazdelnaya license in Q3.

Approximately 250 metres of a one kilometre target for underground decline development in 2011 were completed as of the end of the second quarter. Fabrication of the permanent camp is more than 50% complete and awaiting shipment. Fabrication of the truck shop and water storage buildings is complete and also on target for delivery to facilitate the 2011 construction schedule. Other project development activities include commissioning of selected mining equipment and further construction of facilities at the mine portal, and initiation of earthworks at the truck shop, fuel farm, water storage and powerhouse sites. Procurement activities and placement of contracts to facilitate construction of surface facilities and infrastructure are progressing on target. Basic engineering and procurement activities are continuing for other remaining site facilities including the powerhouse, administration building and water treatment facility.

p. 6 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Paracatu ball mills

The Paracatu third ball mill was successfully commissioned in early June and reached full production within one month of commissioning, well in advance of the projected four month ramp-up schedule.

Engineering on the fourth Paracatu ball mill is at 81% as of the end of July. Site excavation commenced in late May, and construction of the ball mill foundation began in early July. Final delivery of all mill components is expected in late August. The project remains on target to be operational in the first half of 2012.

Maricunga SART plant

Construction of the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant is 55% complete as of the end of July. Severe winter storms in the region have resulted in a schedule delay, and the project is now targeted for completion in the first quarter of 2012.

New developments

Lobo-Marte

At Lobo-Marte, approximately 70% of the 20,000 metre drill campaign for 2011 is now complete, and drilling will recommence at the end of the winter season.

The project feasibility study is on schedule for completion in the fourth quarter of 2011. Geotechnical and mine block models in support of the feasibility study are on target to be completed in the third quarter. The updated capital expenditure estimate to be included in the project feasibility study is expected to reflect industry-wide cost pressures, while the Company is seeking opportunities to optimize project economics and offset expected additional costs.

The EIA for the project was submitted at the end of June. The project remains on schedule to commence commissioning in 2014.

Fruta del Norte

Construction of the underground exploration decline at Fruta del Norte (FDN) is well underway, with construction of the high wall for the portal complete and the portal now open. Approximately 70 metres of the decline have been developed as of the end of July, and the Company remains on target to complete approximately 600 metres by year-end 2011, of 1,750 metres in total.

The initial EIAs for building and operating the FDN mine were submitted in May, and the EIA and related Environmental License for advanced exploration at Colibri were approved. The Company remains on schedule to complete a feasibility study in the second half of 2011, and continues to target start-up of the mine in late 2014. Similar to Tasiast and Lobo-Marte the updated capital expenditure estimate in the project feasibility study is expected to reflect industry-wide cost escalation, which the Company is seeking to offset.

Negotiations with the Ecuadorian government on an exploitation contract for FDN are continuing, and the Company expects to commence negotiations on an investment protection agreement by the beginning of the fourth quarter. The Company’s goal is to conclude enforceable and balanced agreements that provide a fair share of benefits to the people of Ecuador and Kinross shareholders.

Cerro Casale

Barrick Gold Corporation has provided an update on the Cerro Casale project in its second quarter news release, including a revised capital cost estimate reflecting industry-wide cost escalation. Despite an expected delay in construction and start-up for Cerro Casale, Kinross believes that the project economics remain attractive, given the expected low cash costs.

p. 7 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Exploration update

Total exploration expenditures for the second quarter of 2011 were $48.3 million, including $14.9 million of expensed exploration costs and $33.4 million of capitalized exploration costs. In the second quarter of 2010, expensed exploration costs amounted to $14.2 million, while $9.3 million in exploration costs were capitalized. Year-to-date expenditures total $90.7 million, comprising $35.7 million in expensed exploration costs and $55.0 million in capitalized exploration costs.

Exploration results in the first half of 2011 have been encouraging, reflecting the Company’s strategic focus on building a pipeline of quality projects by acquiring the best available land positions in gold districts around the world.  To leverage its recent successes, Kinross plans to increase its total aggregate exploration expenditure by approximately $10 to $20 million for the remainder of 2011, above the previously stated forecast of $175 million in total expensed and capitalized 2011 exploration expenditures.

Kinross was active on 30 brownfield and greenfield initiatives in the second quarter of 2011, with drilling across all projects totalling approximately 194,000 metres. Total aggregate drilling year-to-date is approximately 363,000 metres. Highlights of the second quarter exploration program include the following:

●
Tasiast: Kinross continued its aggressive drill campaign with 15 core and 8 reverse circulation (RC) rigs in operation. Infill drilling at West Branch was largely completed, with all planned mineral resource upgrade, metallurgical and geotechnical drilling completed by the end of Q2. Condemnation drilling is 85% complete. A total of 124,000 metres were completed in Q2, and 250,000 metres have been completed for the year-to-date.

Assay result turn-around times continue to be slow. Analyses of samples from infill holes were prioritized for inclusion in the resource update described on page 4 of this news release. Assay results of exploration drilling beyond the boundaries of the Tasiast resource area are starting to return, and are presented below. A total of 64,000 samples were waiting to be analyzed at the end of the quarter, representing the majority of exploration drilling not included in the resource update. Completion of the mine-site SGS “Superlab” is anticipated in September and will significantly accelerate turn-around times on assay results.

Results have been received for six of 23 holes targeting down-plunge extensions at West Branch and potential new greenschist-style mineralization along strike of West Branch. Drilling on a section 500 metres north of West Branch intersected greenschist rocks hosting mineralization in a new position along the Tasiast structure (Figure 1 - http://www.kinross.com/media/219621/figure%201%20q2%202011.pdf). The first hole (TA05149DD) returned nine metres grading 4.3 grams per tonne gold (starting 817 metres down hole) within a broad (~30 metre wide) envelope of low grade mineralization. Assay results are awaited for a second hole on the section which intersected the projected position of mineralization 200 metres down dip the first hole. Based on the geologic model developed by Kinross at West Branch, these recent results are significant because the holes are interpreted to have intersected the structure near the edge of a potential new greenschist-style ore shoot.

Drilling 350 metres down-plunge of the deepest holes incorporated in the latest mineral resource update has encountered the following positive results at West Branch (refer to Figure 1 – http://www.kinross.com/media/219621/figure%201%20q2%202011.pdf):

▪	61 metres grading 1.8 grams per tonne gold from 1,029 metres, including
38 metres grading 2.5 grams per tonne gold (hole TA05152RD)
▪	45 metres grading 1.2 grams per tonne gold from 974 metres (hole TA05154RD)
▪	32 metres grading 1.6 grams per tonne gold from 1,166 metres (hole TA05155RD)
▪	56 metres grading 1.6 grams per tonne gold from 1,038 metres (hole TA05162RD)

p. 8 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The results demonstrate continuity of the Greenschist Zone at West Branch and potential for future deep resource growth.

Complete drill results for exploration drill holes not included in the mineral resource update may be found in Appendix 2 of this news release.

Drilling in the Tasiast Sud area, 10 kilometres south of the mine, focused on testing extensions of mineralization intersected in previous drilling at the C69 and Charlize targets. Approximately 3,500 metres were completed with initial encouraging results requiring follow-up drilling in order to fully evaluate mineral resource potential. Over 3,900 metres of drilling was completed at the C67 target, located five kilometres north of the mine. The Company is awaiting assay results to guide planning of further work.

Additional resource drilling will continue in Q3 to upgrade and expand iron formation-hosted inferred resources.  Areas of infill focus include the footwall zone at West Branch and dip extensions of ore bodies at Piment Central, Piment Sud Nord, and Piment Sud Sud.

●
La Coipa: Four rigs (two core and two RC) continued drilling, completing 8,722 metres during Q2. Infill and step-out drilling was completed at Portezuelo and Ladera Farellon to upgrade resources and to test potential extensions of mineralization. Encouraging results were returned at Pompeya, located three kilometres south of the Puren pit. Recent drilling has intersected oxide gold mineralization over an area of one km by 0.4 kilometres.  Drilling at Puren West, a mixed oxide-sulfide target, one kilometre south of the Puren mine, also returned significant positive results. Mineralization is presently defined over an area of 0.6 km by 0.1 kilometres and is open in both directions along strike. Step-out drilling will continue to evaluate the full extent of mineralization at both targets.

●
Chirano: Two drill rigs were active at Chirano throughout the second quarter, completing 4,722 metres of exploration drilling, and a total of 10,200 metres year-to-date. Drilling focused on the Obra, Paboase, and Ekyuiabo targets. Initial positive results at Obra indicate potential deep mineralization beneath the Obra pit. Two drill rigs are now testing for the presence of a high grade trend down-plunge of the current ore body. Two additional drills are currently mobilizing to Chirano from Tasiast. A total of three rigs will continue drilling at Chirano for the remainder of the year.

●
Fruta del Norte/Condor Project: The Company continued surface exploration (mapping and geochemical sampling) along the Las Penas fault zone outside of the FDN project area in order to identify new targets in the district.

●
Kupol: Drilling at Kupol continued with mineral resource conversion at the Northern Extension Zone as well as exploration drilling for deeper ore positions. Drilling was also undertaken at the TB-2 (four kilometres northwest of the mine), Moroshka (four kilometres east of the mine), and Fevral targets (two kilometres south of the mine). A total of 11,162 metres of drilling was completed during Q2.

●
Dvoinoye: Sixteen drill holes for a total of 13,700 metres were completed during the quarter. Drilling focused on upgrading inferred mineral resources to indicated classification at Zone 37. Preparation for the summer field season was completed at Vodorazdelnaya with drilling scheduled to commence in Q3.

●
Lobo-Marte: Eleven holes were completed at Lobo-Marte for a total of 4,448 metres. Drilling was suspended for the winter and will resume in September. Drilling at Valy continued to encounter strong mineralization. Well mineralized intervals start from surface and returned values characteristic of porphyry gold deposits known elsewhere in the Maricunga district.

●
Fort Knox, Kettle River and Round Mountain: Two RC and one core drill continued on Phase 8 drilling at Fort Knox (13,000 metres); two core drills continued at Kettle River (9,384 metres); and drilling at Round Mountain has completed 17 pre-collard core holes (13,100 metres) at the NW deep extension.

●	White Gold/Ross: Core drilling commenced on the Ross project in early May and 3,346 metres were completed by early July. The drill was mobilized to White Gold after quarter end.

p. 9 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

New appointment to Board of Directors

The Board of Directors of Kinross has appointed Kenneth Irving as a Director. Mr. Irving was CEO of Irving Oil for more than 10 years, leading the company’s operations and business development initiatives, including expansion of the refining and trading business; entering the electric power and LNG terminal business; becoming the largest exporter of petroleum products into the United States; and leading the industry with many environmental performance improvements.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 11  of this news release.

Kinross expects to be within its previously stated full-year production guidance of 2.6 – 2.7 million gold equivalent ounces for 2011, and toward the lower end of its previously stated full-year cost guidance of $565 – 610 per gold equivalent ounce.

Kinross expects its capital expenditures for the full year to be within the previously stated guidance of $1.5 billion. The Company also expects to make approximately $190 million in advance payments to suppliers, compared to previous guidance of $130 million, primarily as a result of accelerated purchases for the Tasiast expansion project.

The Company plans to increase its total aggregate exploration expenditure by approximately $10 to $20 million for the remainder of 2011, above the previously stated forecast of $175 million in total expensed and capitalized 2011 exploration expenditures.

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, August 11, 2011 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ second quarter 2011 Financial Statements and Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ unaudited second quarter 2011 statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the statements free of charge upon request to the Company.

p. 10 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans”, “proposes”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “envision”, “estimates”, “forecasts”, “guidance”, “opportunity”, “potential”, “targets”, “models”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining and investment laws and related regulations and policies, and negotiation of an exploitation contract and an investment protection contract with the government, being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations; (15) the viability of the Tasiast and Chirano mines, and the permitting, development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectations; and (16) access to capital markets, including but not limited to securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form and Management Discussion and Analysis for the 2010 fiscal year. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 11 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce.7
A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on cost of sales per ounce.

Other information
Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than drilling and other exploration activities) contained in this news release has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.The technical information about the Company’s drilling and exploration activities contained in this news release has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

7 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 12 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. The Company believes that these measures, together with measures determined in accordance with GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributed to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and non-hedge derivative gains and losses. Management believes that these measures, which are also used internally, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance. The following table provides a reconciliation of consolidated net earnings to adjusted net earnings for the periods presented:

	GAAP to Adjusted Earnings Reconciliation
(in US$ millions)	Three months ended		Six months ended
	June 30		June 30
	2011	2010(1)	2011	2010(1)

Net earnings attributed to common shareholders - as reported	$247.4	$110.4	$497.5	$291.7
Adjusting items:
Foreign exchange (gains) losses	(6.7)	9.9	(21.5)	9.5
Non-hedged derivatives gains - net of tax	(7.6)	(12.2)	(48.6)	(47.1)
(Gains) losses on sale of assets and investments - net of tax	(0.4)	0.3	(31.2)	(51.5)
Inventory fair value adjustment - net of tax	4.3	-	7.0	-
FX (gain) loss on translation of tax basis and FX on deferred
income taxes within income tax expense	(10.5)	3.0	(1.4)	8.5
	(20.9)	1.0	(95.7)	(80.6)
Net earnings attributed to common shareholders - Adjusted	$226.5	$111.4	$401.8	$211.1
Weighted average number of common shares outstanding - Basic	1,135.8	698.8	1,134.9	697.6
Net earnings per share - Adjusted	$0.20	$0.16	$0.35	$0.30

(1)	Prior quarter figures have been restated to conform to IFRS.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  Management believes that, by excluding these items from operating cash flow, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of adjusted cash flow from operations:

p. 13 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

	GAAP to Adjusted Operating Cash Flow
(in US$ millions)	Three months ended		Six months ended
	June 30		June 30
	2011	2010(1)	2011	2010(1)

Cash flow provided from operating activities - as reported	361.3	229.9	696.4	458.6

Adjusting items:
Working capital changes:
Accounts receivable and other assets	126.3	53.7	166.2	62.6
Inventories	(11.2)	12.1	3.9	(4.7)
Accounts payable and other liabilities, including taxes	(63.3)	(13.2)	(56.7)	4.5
	51.8	52.6	113.4	62.4
Adjusted operating cash flow	413.1	282.5	809.8	521.0
Weighted average number of common shares outstanding - Basic	1,135.8	698.8	1,134.9	697.6
Adjusted operating cash flow per share	0.36	0.40	0.71	0.75

(1)	Prior quarter figures have been restated to conform to IFRS.

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure, which is also used internally, provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales Per Ounce Sold on
	a By-Product Basis
(in US$ millions)	Three months ended		Six months ended
	June 30		June 30
	2011	2010(3)	2011	2010(3)
Production cost of sales(1)	$402.6	$288.4	$784.2	$563.2
Less: portion attributable to Kupol non-controlling interest(2)	(4.1)	(15.8)	(21.0)	(32.0)
Less: portion attributable to Chirano non-controlling interest	(3.7)	-	(8.6)	-
Less: attributable silver sales	(83.4)	(35.5)	(165.6)	(76.9)
Attributable production cost of sales net of silver by-product revenue	$311.4	$237.1	$589.0	$454.3

Gold ounces sold	621,870	564,773	1,256,661	1,136,394
Less: portion attributable to Kupol non-controlling interest(2)	(9,349)	(45,139)	(49,299)	(89,946)
Less: portion attributable to Chirano non-controlling interest	(5,625)	-	(12,552)	-
Attributable gold ounces sold	606,896	519,634	1,194,810	1,046,448
Attributable production cost of sales per ounce sold on a by-product basis	$513	$456	$493	$434

(1)
“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less “depreciation, depletion and amortization”, and is generally consistent w ith “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(2)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ow nership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.
(3)	Prior quarter figures have been restated to conform to IFRS.

p. 14 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended June 30,	Gold equivalent ounces
					Production cost of		Production cost of
	Produced		Sold		sales(1) ($millions)		sales(1)/oz
	2011	2010	2011	2010	2011	2010	2011	2010
Fort Knox	77,727	86,270	77,269	80,999	$52.4	$51.6	$678	$637
Round Mountain	47,151	46,927	46,941	45,448	34.7	24.8	739	546
Kettle River - Buckhorn	46,237	50,463	45,442	53,364	18.3	16.4	403	307
North America Total	171,115	183,660	169,652	179,811	105.4	92.8	621	516

Kupol (100%)	184,066	187,025	199,773	205,670	69.1	63.0	346	307
Russia Total	184,066	187,025	199,773	205,670	69.1	63.0	346	307

Paracatu	99,893	118,101	95,773	119,531	77.1	62.7	805	525
Crixás	15,438	18,076	16,165	16,751	13.6	8.8	841	525
La Coipa	50,867	35,175	56,906	38,663	40.5	31.8	712	822
Maricunga	70,105	42,990	63,407	42,950	26.2	29.3	413	680
South America Total	236,303	214,342	232,251	217,895	157.4	132.6	678	609

Tasiast (1)	47,249	-	46,213	-	33.6	-	727	-
Chirano (100%) (1)	57,898	-	56,558	-	37.1	-	656	-
West Africa Total	105,147	-	102,771	-	70.7	-	688	-

Operations Total	696,631	585,027	704,447	603,376	402.6	288.4	$572	$478

Less Kupol non-controlling interest (25%)(2)	(14,596)	(46,757)	(12,968)	(51,418)	(4.1)	(15.8)

Less Chirano non-controlling interest (10%)	(5,790)	-	(5,656)	-	(3.7)	-

Attributable	676,245	538,270	685,823	551,958	$394.8	$272.6	$576	$494

(1) “ Production cost of sales” is equivalent to “ Total cost of sales” per the consolidated financial statements less “ depreciation, depletion and amortization”, and is generally consistent with “ Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS. Prior year figures for production costs have been restated to conform to IFRS.

(2) On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Six months ended June 30,	Gold equivalent ounces				Production cost of		Production cost of
	Produced		Sold		sales(1) ($millions)		sales(1)/oz
	2011	2010	2011	2010	2011	2010	2011	2010

Fort Knox	142,774	155,910	141,935	150,815	$93.0	$87.7	$655	$582
Round Mountain	89,272	92,556	88,496	90,980	67.6	51.1	764	562
Kettle River - Buckhorn	92,089	98,868	93,071	99,444	36.2	29.3	389	295
North America Total	324,135	347,334	323,502	341,239	196.8	168.1	608	467

Kupol (100%)	389,741	379,946	403,111	412,265	134.6	127.9	334	310
Russia Total	389,741	379,946	403,111	412,265	134.6	127.9	334	310

Paracatu	200,320	235,573	203,730	240,652	151.6	129.9	744	540
Crixás	30,251	36,932	29,784	37,335	23.7	17.7	796	474
La Coipa	105,313	82,839	119,837	97,351	78.0	61.8	651	635
Maricunga	128,845	94,767	119,250	93,280	53.1	57.8	445	620
South America Total	464,729	450,111	472,601	468,618	306.4	267.2	648	570

Tasiast (1)	98,570	-	97,706	-	60.2	-	616	-
Chirano (100%) (1)	119,935	-	126,104	-	86.2	-	684	-
West Africa Total	218,505	-	223,810	-	146.4	-	654	-

Operations Total	1,397,110	1,177,391	1,423,024	1,222,122	784.2	563.2	$551	$461

Less Kupol non-controlling interest (25%)(2)	(66,015)	(94,987)	(63,803)	(103,066)	(21.0)	(32.0)

Less Chirano non-controlling interest (10%) (1)	(11,993)	-	(12,610)	-	(8.6)	-

Attributable	1,319,102	1,082,404	1,346,611	1,119,056	$754.6	$531.2	$560	$475

(1) “ Production cost of sales” is equivalent to “ Total cost of sales” per the consolidated financial statements less “ depreciation, depletion and amortization”, and is generally consistent with “ Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS. Prior year figures for production costs have been restated to conform to IFRS.

(2) On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Consolidated balance sheets

p. 15 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

(Unaudited expressed in millions of United States dollars, except share amounts)
	As at
	June 30,	December 31,	January 1,
	2011	2010	2010

Assets
Current assets
Cash and cash equivalents	$1,080.3	$1,466.6	$597.4
Restricted cash	13.3	2.1	24.3
Short-term investments	1.3	-	35.0
Accounts receivable and other assets	453.0	329.4	135.5
Inventories	728.9	731.6	554.4
Unrealized fair value of derivative assets	129.9	133.4	44.3
	2,406.7	2,663.1	1,390.9
Non-current assets
Property, plant and equipment	8,265.8	7,884.6	4,836.7
Goodw ill	6,357.9	6,357.9	1,179.9
Long-term investments	104.4	203.8	157.8
Investments in associates and Working Interest	486.4	467.5	150.7
Unrealized fair value of derivative assets	12.1	2.6	1.9
Deferred charges and other long-term assets	277.3	204.6	158.4
Deferred tax assets	18.1	11.1	-
	$17,928.7	$17,795.2	$7,876.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$435.2	$409.0	$287.6
Current tax payable	85.0	87.6	24.4
Current portion of long-term debt	50.6	48.4	177.0
Current portion of provisions	20.7	23.4	17.1
Current portion of unrealized fair value of derivative liabilities	283.1	407.7	214.6
	874.6	976.1	720.7
Non-current liabilities
Long-term debt	415.0	426.0	475.8
Provisions	598.7	577.8	448.5
Unrealized fair value of derivative liabilities	12.9	97.0	290.0
Other long-term liabilities	132.4	115.0	50.7
Deferred tax liabilities	809.3	810.0	234.3
	2,842.9	3,001.9	2,220.0
Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,627.6	$14,576.4	$6,379.3
Contributed surplus	78.5	185.5	107.4
Retained earnings (accumulated deficit)	389.2	(51.5)	(740.6)
Accumulated other comprehensive loss	(84.0)	(179.3)	(218.4)
	15,011.3	14,531.1	5,527.7
Non-controlling interest	74.5	262.2	128.6
	15,085.8	14,793.3	5,656.3
Commitments and contingencies
Subsequent events
	$17,928.7	$17,795.2	$7,876.3
Common shares
Authorized	Unlimited	Unlimited	Unlimited
Issued and outstanding	1,136,150,849	1,133,294,930	696,027,270

p. 16 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(Unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Revenue
Metal sales	$987.8	$696.6	$1,924.8	$1,354.2

Cost of sales
Production costs	402.6	288.4	784.2	563.2
Depreciation, depletion and amortization	149.9	116.9	303.0	247.5
Total Cost of sales	552.5	405.3	1,087.2	810.7
Gross Profit	435.3	291.3	837.6	543.5
Other operating costs (income)	10.4	(0.5)	14.6	(0.9)
Exploration and business development	26.8	19.3	50.7	32.2
General and administrative	40.1	32.9	83.4	61.9
Operating earnings	358.0	239.6	688.9	450.3
Other income (expense) - net	16.3	0.2	104.7	113.8
Equity in gains (losses) of associates	0.2	(0.6)	-	(2.1)
Finance income	1.7	0.7	4.0	1.4
Finance expense	(16.1)	(16.1)	(32.5)	(32.9)
Earnings before taxes	360.1	223.8	765.1	530.5
Income tax expense - net	(98.9)	(82.8)	(212.8)	(183.0)
Net earnings	$261.2	$141.0	$552.3	$347.5
Attributed to non-controlling interest	$13.8	$30.6	$54.8	$55.8
Attributed to common shareholders	$247.4	$110.4	$497.5	$291.7
Earnings per share
Basic	$0.22	$0.16	$0.44	$0.42
Diluted	$0.22	$0.16	$0.44	$0.42

Weighted average number of common
shares outstanding (millions)
Basic	1,135.8	698.8	1,134.9	697.6
Diluted	1,141.4	702.6	1,140.7	701.3

p. 17 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

(Unaudited expressed in millions of United States dollars)
	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$261.2	$141.0	$552.3	$347.5
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	149.9	116.9	303.0	247.5
(Gains) losses on acquisition/disposition of assets and investments - net	(0.6)	0.3	(31.4)	(78.4)
Equity in (gains) losses of associates	(0.2)	0.6	-	2.1
Non-hedge derivative gains - net	(7.1)	(10.2)	(48.1)	(45.1)
Share-based compensation expense	10.2	8.2	18.4	17.0
Accretion expense	13.8	7.6	26.6	20.7
Deferred tax (recovery) expense	(18.5)	(3.2)	(12.5)	5.9
Foreign exchange losses and other	4.4	21.3	1.5	3.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	(126.3)	(53.7)	(166.2)	(62.6)
Inventories	11.2	(12.1)	(3.9)	4.7
Accounts payable and accrued liabilities, excluding interest and taxes	183.6	80.7	247.6	105.1
Cash flow provided from operating activities	481.6	297.4	887.3	568.2
Income taxes paid	(120.3)	(67.5)	(190.9)	(109.6)
Net cash flow provided from operating activities	361.3	229.9	696.4	458.6

Investing:
Additions to property, plant and equipment	(415.6)	(120.5)	(671.5)	(214.6)
Business acquisitions- net of cash acquired	(335.4)	10.8	(335.4)	10.8
Net proceeds from the sale of long-term investments and other assets	-	-	101.1	450.6
Additions to long-term investments and other assets	(64.8)	(595.5)	(76.5)	(593.4)
Net proceeds from the sale of property, plant and equipment	0.7	0.4	0.9	0.6
Disposals (additions) to short-term investments	(1.3)	25.0	(1.3)	35.0
Decrease (increase) to restricted cash	(11.2)	21.2	(11.2)	(0.8)
Interest received	0.8	0.7	2.2	1.4
Other	(2.7)	(1.4)	(3.0)	(2.2)
Cash flow provided from (used in) investing activities	(829.5)	(659.3)	(994.7)	(312.6)
Financing:
Issuance of common shares on exercise of options and warrants	6.0	3.4	14.9	6.4
Proceeds from issuance of debt	99.6	120.0	192.6	127.5
Repayment of debt	(111.7)	(53.4)	(216.9)	(117.5)
Interest paid	(0.6)	(3.4)	(5.2)	(8.9)
Dividends paid to common shareholders	-	-	(56.8)	(34.8)
Dividends paid to non-controlling shareholder	-	-	-	(7.2)
Settlement of derivative instruments	(9.4)	(6.0)	(19.7)	(11.7)
Other	-	-	(5.7)	-
Cash flow provided from (used in) financing activities	(16.1)	60.6	(96.8)	(46.2)
Effect of exchange rate changes on cash	3.8	(2.5)	8.8	(2.4)
Increase (decrease) in cash and cash equivalents	(480.5)	(371.3)	(386.3)	97.4
Cash and cash equivalents, beginning of period	1,560.8	1,066.1	1,466.6	597.4
Cash and cash equivalents, end of period	$1,080.3	$694.8	$1,080.3	$694.8

p. 18 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Production costs of sales (9) (10)	Production cost of sales (9) (10) / oz	Cap Ex(10)	DD&A (10)
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
North America	Fort Knox(3)	Q2 2011	100	10,000	0.59	79%	77,727	77,269	52.4	678	26.2	17.2
		Q1 2011	100	3,466	0.66	77%	65,047	64,666	40.6	628	22.1	15.0
		Q4 2010	100	6,350	0.72	77%	85,139	85,848	45.4	529	24.9	14.9
		Q3 2010	100	7,655	0.96	82%	108,680	112,797	56.5	501	24.5	19.7
		Q2 2010	100	7,761	0.76	80%	86,270	80,999	51.7	637	13.4	11.4
	Round Mountain	Q2 2011	50	8,338	0.46	nm	47,151	46,941	34.7	739	7.9	7.2
		Q1 2011	50	7,130	0.49	nm	42,121	41,555	32.9	792	8.5	6.6
		Q4 2010	50	7,830	0.46	nm	43,521	43,631	33.1	759	9.5	4.9
		Q3 2010	50	7,196	0.50	nm	48,477	49,892	31.2	625	7.7	5.9
		Q2 2010	50	7,390	0.50	nm	46,927	45,448	24.8	546	6.9	4.2
	Kettle River	Q2 2011	100	104	14.77	89%	46,237	45,442	18.3	403	3.4	20.0
		Q1 2011	100	106	15.29	88%	45,852	47,629	17.9	375	3.1	21.8
		Q4 2010	100	131	14.80	87%	53,255	49,842	19.7	395	2.9	24.3
		Q3 2010	100	114	13.39	87%	46,687	46,996	17.3	368	1.5	23.2
		Q2 2010	100	99	18.20	91%	50,463	53,364	16.4	307	2.8	24.6
Russia	Kupol - 100%	Q2 2011	100	305	15.88	94%	184,066	199,773	69.1	346	16.1	37.0
		Q1 2011	75	305	16.56	95%	205,675	203,338	65.5	322	5.8	39.5
		Q4 2010	75	321	16.94	95%	199,338	163,909	51.3	313	14.3	34.1
		Q3 2010	75	269	16.55	94%	159,393	164,392	57.0	347	16.7	34.8
		Q2 2010	75	290	18.55	94%	187,025	205,670	62.9	307	6.4	42.6
	Kupol (5) (6)	Q2 2011	100	305	15.88	94%	169,470	186,805	65.0	348	15.2	35.4
		Q1 2011	75	305	16.56	95%	154,257	152,504	48.6	319	4.4	32.4
		Q4 2010	75	321	16.94	95%	149,504	122,933	38.5	313	10.7	25.6
		Q3 2010	75	269	16.55	94%	119,545	123,294	42.8	347	12.5	26.1
		Q2 2010	75	290	18.55	94%	140,268	154,252	47.2	305	4.8	32.0
South America	Paracatu	Q2 2011	100	10,014	0.41	76%	99,893	95,773	77.1	805	65.2	14.3
		Q1 2011	100	9,738	0.41	78%	100,427	107,957	74.5	690	36.7	14.4
		Q4 2010	100	11,225	0.43	76%	117,567	112,523	63.0	560	67.0	12.0
		Q3 2010	100	11,144	0.45	79%	129,257	134,702	68.0	505	43.2	18.4
		Q2 2010	100	10,179	0.45	79%	118,101	119,531	62.7	525	49.5	16.8
	Crixás	Q2 2011	50	312	3.35	93%	15,438	16,165	13.6	841	6.9	3.6
		Q1 2011	50	256	3.85	93%	14,813	13,619	10.1	741	2.9	2.4
		Q4 2010	50	272	4.38	94%	17,979	19,078	9.8	514	8.0	5.0
		Q3 2010	50	296	4.51	93%	19,866	20,743	10.0	482	6.1	5.3
		Q2 2010	50	288	4.26	92%	18,076	16,751	8.9	525	5.2	3.6
	La Coipa (4)	Q2 2011	100	1,131	0.72	81%	50,867	56,906	40.5	712	15.3	8.1
		Q1 2011	100	1,076	0.83	75%	54,446	62,931	37.5	596	8.7	10.5
		Q4 2010	100	1,092	1.18	80%	60,020	59,528	36.1	606	9.4	12.4
		Q3 2010	100	1,124	1.29	79%	53,471	46,747	34.1	729	5.0	8.1
		Q2 2010	100	998	1.00	80%	35,175	38,663	31.8	822	6.3	8.7
	Maricunga	Q2 2011	100	4,023	0.86	nm	70,105	63,407	26.2	413	44.3	7.1
		Q1 2011	100	3,991	0.85	nm	58,740	55,843	26.9	482	41.1	1.8
		Q4 2010	100	4,243	0.77	nm	32,979	30,825	31.0	1,006	29.9	3.1
		Q3 2010	100	3,302	0.71	nm	28,844	31,215	27.1	868	18.1	3.5
		Q2 2010	100	3,118	0.77	nm	42,990	42,950	29.2	680	12.6	4.0
Vest Africa	Tasiast(8)	Q2 2011	100	1,990	1.60	91%	47,249	46,213	33.6	727	92.1	14.5
		Q1 2011	100	2,204	2.10	88%	51,321	51,493	26.6	517	84.2	15.8
		Q4 2010	100	1,942	2.32	87%	47,758	52,336	39.5	755	50.8	22.9
		Q3 2010	100	117	2.51	94%	8,853	4,761	5.6	1,176	3.4	1.1
	Chirano - 100% (7) (8)	Q2 2011	90	858	2.28	91%	57,898	56,558	37.1	656	29.0	19.3
		Q1 2011	90	848	2.42	91%	62,037	69,546	49.1	706	17.2	24.1
		Q4 2010	90	930	2.72	91%	76,570	78,835	45.3	575	13.1	44.2
		Q3 2010	90	212	2.07	90%	12,650	6,453	6.3	976	0.5	3.8
	Chirano (7) (8)	Q2 2011	90	858	2.28	91%	52,108	50,902	33.4	656	26.1	17.4
		Q1 2011	90	848	2.42	91%	55,833	62,591	44.2	706	15.5	21.7
		Q4 2010	90	930	2.72	91%	68,913	70,952	40.8	575	11.8	39.8
		Q3 2010	90	212	2.07	90%	11,385	5,808	5.7	976	0.5	3.4
(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)
Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis. Fort Knox recovery represents mill recovery only and excludes the heap leach.

(3)
Includes 6,552,000 tonnes placed on the heap leach pad during the second quarter of 2011, and 6,916,000 tonnes for the first six months. Grade and recovery represent mill processing only. Ore placed on the heap leach pad had an average grade of 0.37 grams per tonne for the second quarter of 2011, and 0.37 grams per tonne for the first six months.

(4)	La Coipa silver grade and recovery were as follows: Q2 (2011) 58.85 g/t, 55%; Q1 (2011) 75.64 g/t, 53%; Q4 (2010) 77.70 g/t, 57%; Q3 (2010) 48.84g/t, 57%; Q2 (2010) 37.56g/t, 59%
(5)	Kupol silver grade and recovery were as follows: Q2 (2011) 215.21 g/t, 84%; Q1 (2011) 237.90 g/t, 84%; Q4 (2010) 213.90 g/t, 84% Q3 (2010) 202.27g/t, 85%; Q2 (2010) 209.73g/t, 83%
(6)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.
(7)	Includes Kinross’ share of Chirano at 90%.
(8)	Certain Q3 2010, Q4 2010 and Q1 2011 results have been recast as a result of finalizing the Red Back purchase price allocation.
(9)
“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less “depreciation, depletion and amortization”, and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(10)	Prior quarter figures have been restated to conform to IFRS.

p. 19 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Appendix 1: Tasiast Mineral Reserve and Resource Summary

	Proven Mineral Reserve			Probable Mineral Reserve			Proven and Probable Mineral Reserve
Ore Source	Tonnes	Au Grade	Ounces	Tonnes	Au Grade	Ounces	Tonnes	Au Grade	Ounces
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Total	68,816	1.65	3,661	60,100	2.02	3,902	128,916	1.82	7,563

	Measured Mineral Resource			Indicated Mineral Resource			Inferred Mineral Resource
Ore Source	Tonnes	Au Grade	Ounces	Tonnes	Au Grade	Ounces	Tonnes	Au Grade	Ounces
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Total	40,616	0.74	968	196,684	1.28	8,082	218,903	0.65	4,590

Notes

●	“CIL” means carbon-in-leach
●
The above mineral resource estimates for Tasiast as at June 30, 2011 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (the Instrument).   Mineral reserves are the same as reported on December 31, 2010 and the updated mineral resource estimate is reported under the 2010 year-end topography.

●
Cautionary note to U.S. investors concerning estimates of measured, indicated and inferred mineral resources.  U.S. investors are advised that the terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws. These terms are not recognized by the U.S. Securities and Exchange Commission.  U.S. investors should not assume that all or any part of mineral deposits in these categories will ever be converted into mineral reserves and that as compared with measured and indicated mineral resources, inferred mineral resources have a greater amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

●	Mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.
●	The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.
●
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

●
The mineral resources for Tasiast are reported on the basis of mining cut-off grades that represent reasonable prospects for economic extraction.  Oxide material is amenable to dump leaching and CIL processes and is reported at a cut-off grade of 0.1 g/t.  Sulphide material is amenable to heap leaching and CIL processes and are reported at a 0.3 and 0.45 g/t cut-off’s respectively.

●
The independent mineral resource estimate reported for Tasiast was undertaken by Nic Johnson of Hellman and Schofield Pty. Ltd. under the supervision of Mr. Rob Henderson, an officer of Kinross who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Johnson is a Member of the Australian Institute of Geoscientists with more than five years experience in the use of geostatistics for estimation of recoverable resources in gold deposits.   For the purpose of reporting under National Instrument 43-101 Mr. Johnson is regarded as a “qualified person”.

p. 20 Kinross reports 2011 second quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Appendix 2: Tasiast Drill Results

Hole ID	From (metres)	To (metres)	Interval (metres)	Grade (g/t Au)	Prospect
TA05148DD	275	297	22	4.49	Piment Deeps
including	275	279	4	21.35
And	311	324	13	0.95
TA05149DD	817	826	9	4.32	Piment Deeps
And	838	850	12	0.41
TA05152RD	1029	1090	61	1.75	WB south Plunge
including	1052	1090	38	2.48
TA05154RD	974	1019	45	1.22	WB south Plunge
TA05155ARD	1166	1198	32	1.64	WB south Plunge
including	1186	1198	12	2.50
TA05162RD	1038	1094	56	1.55	WB south Plunge

Notes to drill results

Tasiast Drill Holes

Hole identifiers ending with suffix DD are diamond drill core holes, and suffix RD are reverse circulation pre-collar and diamond drill core tails. Holes were angled to the west in order to cross mineralization at an angle as close as possible to a perpendicular intersection. Mineralization at Tasiast generally dips 50° to 60° east.

Twenty-three core holes have been drilled outside the volume included in the July 2011 mineral resource update at Tasiast. Seventeen holes were completed under Piment Sud Sud, Piment Sud Nord and Piment Central targeting new greenschist-style mineralization. Six holes were completed down plunge of mineralization at West Branch. Results have been received for six of the 23 holes.

Composite assay intervals reported for exploration (non-resource) drilling at Tasiast are calculated by taking a weighted average of all gold fire assay values equal to or above 0.3 gram per tonne gold. No more than six consecutive metres of internal waste (<0.5 grams per tonne) is accepted and no top-cuts are applied. All assay intervals are reported as down-hole thicknesses. Intervals are reported as downhole widths. True widths are estimated to be on average greater than 90% of the drilled intercept.

The reader is referred to the Tasiast NI43-101 Technical Reports dated December 31, 2010, available under the Company’s profile at www.sedar.com, for a full description of drilling methods and sampling procedures. Samples from Tasiast are prepared and analyzed by fire assay using a 50 gram charge at SGS’ facilities at the Tasiast mine site and in Nouakchott, Mauritania and at Kayes in Mali in compliance with industry standards. Field duplicate samples are taken and blanks and standards are added to every batch submitted. Selected samples from this lab are check assayed each month at other SGS laboratories worldwide.

p. 21 Kinross reports 2011 second quarter results	www.kinross.com